October 24, 2007

By EDGAR and Airborne Express

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Messrs. Jim Allegretto and Robert Babula

Re:	Consolidated Edison, Inc.
Form 10-K for the year ended December 31, 2006
Filed February 21, 2007
File No. 1-14514

Gentlemen:

On October 12, 2007, I received your letter dated October 2, 2007 commenting on the above-referenced filing. This letter sets forth your comment, our existing disclosure, some background information on Orange and Rockland Utilities, Inc’s (O&R’s) settlement agreement with the New York Public Service Commission (PSC), and a specific discussion of the rationale for our accounting.

Comment from the Division of Corporate Finance of the Securities and Exchange Commission

Note B – Regulatory Matters, page 82

O&R – Gas, page 84

1. We note your discussion regarding the June 2006 Settlement agreement among O&R, the staff of the PSC and other parties. Please explain your basis in GAAP for establishing the regulatory asset of $5.5 million and accruing revenue in advance of billing. Specifically address how the future rate increase was provided to permit recovery of a previously incurred cost as opposed to provide for expected levels of similar future costs. Given this was a general base rate filing, it is unclear what incurred cost is being capitalized. See paragraph 9.b of SFAS no. 71.

Con Edison, Inc. Disclosure

Page 84 of our Form 10-K included the following disclosure about the settlement agreement between O&R, the PSC and other parties to the proceeding:

“In October 2006, the PSC approved the June 2006 settlement agreement among O&R, the staff of the PSC and other parties. The settlement agreement establishes a rate plan that covers the three-year period November 1, 2006 through October 31, 2009. The rate plan provides for rate increases in base rates of $12 million in the first year, $0.7 million in the second year and $1.1 million in the third year. To phase-in the effect of the increase for customers, the rate plan provides for O&R to accrue revenues for, but defer billing to customers of, $5.5 million of the first rate year rate increase by establishing a regulatory asset which, together with interest, will be billed to customers in the second and third years. As a result, O&R’s billings to customers will increase $6.5 million in each of the first two years and $6.3 million in the third.”

Background

The settlement agreement, the relevant portions of which are attached as Exhibit 1, provides for an increase in total revenues of $38.8 million over three years and is designed to allow O&R to recover its actual costs of providing gas service. It also provides that the increase in rates billed to customers will be phased in to reduce the impact on customers. Because the purpose of this phase-in is to reduce the impact on customers, it is necessarily the case that costs precede revenues to the extent of the phase-in. The approved additional revenue requirements and associated billing required to cover O&R’s incremental costs over the three years are summarized in the table below:

	Additional revenue required to recover costs (a)	Amounts to be billed (a)		Deferred costs (a)
Rate Year 1	$12.0	$6.5		$5.5
Rate Year 2	12.7	13.0		(0.3)
Rate Year 3	13.8	19.3	(b)	(5.5)

	$38.5	$38.8		$(0.3	) (c)

(a)	Amounts developed from data included in the “3. Rate Plan” section of the settlement agreement.
(b)	Includes $4.5 million to be collected through the Monthly Gas Adjustment as discussed in the settlement agreement.
(c)	The difference of $0.3 million is interest earned on the regulatory asset.

Accounting Rationale

SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation,” sets the standard of accounting for regulated enterprises. The establishment of a regulatory asset is addressed in paragraph 9, which states that:

“Rate actions of a regulator can provide reasonable assurance of the existence of an asset. An enterprise shall capitalize all or part of an incurred cost that would otherwise be charged to expense if both of the following criteria are met:

a. It is probable that future revenue in an amount at least equal to the capitalized cost will result from the inclusion of that cost in allowable costs for rate-making purposes.

b. Based on available evidence, the future revenue will be provided to permit recovery of the previously incurred costs rather than to provide for the expected levels of similar future costs. If the revenue will be provided through an automatic rate-adjustment clause, this criterion requires that the regulator’s intent clearly be to permit recovery of the previously incurred cost.”

We believe that our establishment of a regulatory asset for O&R satisfies the two requirements of paragraph 9. First, 9.a. requires that it is probable that future revenues recover previously incurred costs. We satisfy this requirement through the very specificity of the revenue requirements and the deferral mechanism set forth in this settlement agreement. Second, 9.b. requires that the regulatory asset relates to a previously incurred cost rather than expected levels of similar future costs. We satisfy this requirement because the regulatory asset of $5.5 million, as approved within the settlement agreement, is created contemporaneously with the incurrence of expense in RY1 and is recovered in RY2 and RY3.

In regard to our appropriate application of paragraph 9 of SFAS No. 71, we highlight for the Staff’s attention:

•

The regulator’s intent to provide the reasonable assurance of the existence of an asset through its rate actions, as required by paragraph 9, is clearly expressed in the following excerpt taken from the “3. Rate Plan” section of the settlement agreement: “The Company will establish a regulatory asset in RY1 and accrue revenues of $5.5 million, plus interest at the unadjusted customer deposit rate. The accrued revenues will be reversed in RY2 & RY3 as collected.” It is also expressed by the Commission on page 5 of its order: “This phased-in increase is designed to be equivalent to the following rate increases….”

•

With respect to paragraph 9.a, the excess of approved billings over agreed revenue requirements[1] for RY2 ($0.3 million) and RY3 ($5.5 million) provides explicit evidence of the probable recovery of the shortfall from RY1, plus a return thereon[2]. The settlement agreement and related PSC Order are final and binding. No further rate action of the PSC is required to recover the deferred costs from RY1.

•

With respect to paragraph 9.b of SFAS No. 71, the $5.5 million results from the deferral of rate increases developed from the Company’s RY1 cost of service. The deferral represents a portion of the total RY1 revenue

[1]	See Appendix A, Pages 4 and 5, to the settlement agreement.
[2]	The return on the regulatory asset is discussed in the “3. Rate Plan” section of the settlement agreement.

requirement of $287.1 million[3] and, therefore, is an incurred cost during RY1. The collection of the $5.5 million in RY2 and RY3 is unrelated to costs incurred in those respective years. The future costs arising in RY2 and RY3 are fully recovered through authorized rates for those respective years. The revenue requirements, and the costs reflected therein, for all three rate years are not disputed by the parties to the settlement agreement or the PSC.

In addition to the stated requirements of paragraph 9, your comment requests discussion of a possible additional requirement, “[g]iven this was a general base rate filing, it is unclear what incurred cost is being capitalized.” We do not believe that paragraph 9 imposes a requirement that incurred costs must be “clear” in the sense that they must be specifically identifiable or segregated in order to establish an asset. The costs O&R will incur in RY1 are real and justified in the opinion of the PSC, O&R and the other parties to the proceeding. It is the totality of those costs that are the basis for the revenue requirement established by the PSC, a portion of which will not be billed in RY1, but instead will create the regulatory asset that O&R will record for subsequent recovery in RY2 and RY3.

Summary

In summary, we recognize revenue based on approved regulated rates in accordance with SFAS No. 71. These rates have been established by the PSC to provide total revenues sufficient to cover our revenue requirement. In accordance with SFAS No. 71, paragraph 9, we will defer as a regulatory asset at the end of RY1 the portion of the approved revenue requirement for RY1 that will be recovered in future periods.

[3]	See Appendix A, Page 1, of the settlement agreement.

Consolidated Edison, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing (the Form 10-K);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Your prompt consideration of our response will be appreciated.

We are available to discuss our response to your comment at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com; telecopy: 212-677-0601) or Edward J. Rasmussen, Consolidated Edison Inc.’s Vice President and Controller at 212-460-4202 (rasmussene@coned.com).

Very truly yours,

/s/ Robert N. Hoglund
Robert N. Hoglund
Chief Financial Officer

Cc:	Edward J. Rasmussen, Vice President and Controller
Michael Elpers, PricewaterhouseCoopers LLP

Exhibit 1

STATE OF NEW YORK

PUBLIC SERVICE COMMISSION

At a session of the Public Service Commission held in the City of Albany on October 18, 2006

COMMISSIONERS PRESENT:

William M. Flynn, Chairman

Patricia L. Acampora

Maureen F. Harris

Cheryl A. Buley

CASE 05-G-1494 -	Proceeding on Motion of the Commission as to the
Rates, Charges, Rules and Regulations of Orange and Rockland Utilities, Inc. for Gas Service.

ORDER ESTABLISHING RATES AND TERMS OF THREE-YEAR RATE PLAN

(Issued and Effective October 20, 2006)

BY THE COMMISSION:

INTRODUCTION

By this order, we adopt, with one exception, the terms of a Joint Proposal submitted in this proceeding and thereby establish the rates and terms by which Orange and Rockland Utilities, Inc. (O&R or the Company) will offer gas service for three years commencing November 1, 2006. The one term of the Joint Proposal we do not adopt, in its entirety, is the Retail Choice Customer Understanding Incentive. While we approve the incentive conceptually, we remand to the parties the matter of structuring the standards for earning the incentive that are more consistent with the limitations of the survey instrument on which it is based, as discussed below.

Exhibit 1

CASE 05-G-1494

DESCRIPTION OF JOINT PROPOSAL

Term

The Joint Proposal would set rates, terms and conditions for a three-year period beginning November 1, 2006 and continuing through October 31, 2009. Therefore, each “Rate Year” is the 12-month period of November l-October 31.

Rate Increase

Under the Joint Proposal, delivery rates would increase as follows:

Rate Year 1	$6.5 million
Rate Year 2	$6.5 million
Rate Year 3	$1.8 million

Total	$14.8 million

In addition, the Joint Proposal provides that O&R would collect a one-time surcharge of $4.5 million during the Rate Year 3 through the Monthly Gas Adjustment.

This phased-in increase is designed to be equivalent to the following rate increase, taking into account the expiration of certain credits used as rate moderators over the three-year term of the plan:

Rate Year l	$12.0 million
Rate Year 2	$0.7 million
Rate Year 3	$1.1 million

Total	$13.8 million

Approximately $2.3 million of the proposed increase for Rate Year 1 would be a shift in revenues from delivery rates to gas commodity rates. Consequently, it would not represent a net increase in revenues to the Company. While the Company’s delivery rates would increase by $6.5 million in the first year, the net increase to the Company’s customers would be only $4.2

Exhibit 1

CASE 05-G-1494

million. Because revenue that previously benefited all delivery customers would be shifted to benefit only full-service customers who purchase their gas commodity from O&R, this change would increase the bills for delivery-only customers who purchase their gas commodity from an energy services company (ESCO).

The impacts of both the proposed rate increases and the proposed revenue shift in the Rate Year 1 and of the proposed rate increase in Rate Years 2 and 3 upon customers’ total bills, including charges for gas commodity (whether supplied by O&R or an ESCO), would be as follows for Service Classifications (S.C.) Nos. 1, 2, and 6:

	Rate Year 1 Percent Increase	Rate Year 2 Percent Increase	Rate Year 3 Percent Increase*
Total Bill impact ($000)
S.C. No. 1—Residential	0.69%	1.84%	1.52%
S.C. No. l—Non-Residential	0.31%	1.67%	1.32%
S.C. No. 2	-0.39%	0.66%	1.34%
Total Full Service	0.52%	1.68%	1.48%

S.C. No. 6 RS I—Residential	1.76%	1.83%	1.50%
S.C. No. 6 RS I—Non-Residential	1.40%	0.81%	1.49%
S.C. No. 6 RS II	0.96%	0.51%	1.17%
Total Retail Access	1.56%	1.39%	1.45%

Total	1.02%	1.54%	1.47%

*	Includes effects of temporary surcharge in Rate Year 3.

If only the delivery portion of bills is considered, the total percentage increases would be 8.29% for Rate Year 1; 7.67% for Rate Year 2; and 6.90% for Rate Year 3 (including the one-time surcharge; or, alternatively, 1.97% for Rate Year 3 in the form of permanent rate changes). Within a given Service Classification, rate impacts for particular customers would vary depending upon each customer’s level of usage.

Under the Joint Proposal, O&R’s revenue requirements for three years would be met through a combination of permanent delivery rate increases, the one-time surcharge assessed through the Monthly Gas Adjustment, and the use of credits due and owing

Exhibit 1

CASE 05-G-1494

to customers. These elements would be combined to produce the moderated, three-year phase-in and to place the Company in the same position at the end of three years that the Company would have occupied under more traditional rate treatments. The credits used as rate moderators were developed by netting various regulatory assets and regulatory credits, included on Appendix B to the Joint Proposal, as identified in response to ALJ question 3 in Exhibit 12. Approximately $1.0 million of net credits would be used per year for three years. Without the use of these moderators, the delivery rate increase to meet the agreed-upon need for revenues under the Joint Proposal would be $13 million in Rate Year 1. While the use of moderators would enable the smaller, $12 million rate increase, the expiration of the credits at the end of three years would leave the Company $1.0 million “short” at the end of the rate plan from the permanent rate level to which the Company would otherwise be entitled. The Joint Proposal addresses this phenomenon by adding $1.0 million to the permanent rate increase in Rate Year 3.

If the phase-in recommended here were instead accomplished solely by a phase-in of permanent delivery rate increases, such rates would have to be further increased in the later years to compensate the Company for the delay in the receipt of revenue. As a consequence, the level of permanent rates at the conclusion of the three-year plan would be overstated. The Joint Proposal addresses this problem through the one-time surcharge, net of the $1.0 million credits noted above. The surcharge would bring additional revenues to the Company to make it whole for the delay resulting from the phase-in, while maintaining the permanent delivery rates at the appropriate levels going forward.

Base Rate Imputations

The delivery rates proposed under the Joint Proposal reflect a traditional approach under which costs are sought to be recovered primarily from firm service delivery customers, but, nevertheless, the existence of some revenue from

Exhibit 1

CASE 05-G-1494

interruptible and other non-firm system customers is recognized and imputed for rate-setting purposes. Under the Joint Proposal, the base rate revenue imputation would be $4.45 million for each of the three years of the rate plan. The $4.45 million imputation includes $3.8 million for interruptible revenues and $650,000 for gas for power generation credits. The imputation reflects a change from the current rate plan in the type of revenue included: 1) revenues from off-system sales, previously included in the base rate imputation, have been removed and instead will be flowed directly to full-service customers through the Gas Supply Charge; 2) while S.C. No. 10 delivery revenues are included in the interruptible benefits imputation, S.C. No. 10 capacity revenues are not. Instead, these capacity-related revenues will be passed back to firm sales customers through the Gas Supply Charge.

Under the Joint Proposal, variances between the actual revenues received from interruptible customers and $3,966,500 (the total of the interruptible benefits imputation and the removal of losses from SC8 rates) will be collected from or passed back to customers through the Monthly Gas Adjustment, with the variance shared 80% customers and 20% shareholders. In contrast, 100% of the variances between actual power generation revenues and the power generation imputation will be passed back to or recovered from customers through the Monthly Gas Adjustment.

Rate of Return and Capital Structure

Under the Joint Proposal, the proponents have agreed that the revenue requirement for the rate plan is based upon a capital structure that includes 48% equity. The allowed return on equity used for calculating the revenue requirement, would be 9.8%.

Earnings Sharing

The Joint Proposal provides for sharing of earnings between customers and shareholders along a graduated scale. The initial earnings sharing threshold would be set at an 11% return

Exhibit 1

STATE OF NEW YORK

PUBLIC SERVICE COMMISSION

Case 05-G-1494- Proceeding on Motion of the Commission as to the Rates, Charges, Rules and

Regulations of Orange and Rockland Utilities, Inc. for Gas Service.

JOINT PROPOSAL

THIS JOINT PROPOSAL (“Proposal”) is made as of the 21st day of June 2006, by and among Orange and Rockland Utilities, Inc. (“Orange and Rockland” or the “Company”), Staff of the New York State Department of Public Service (“Staff”), Multiple Intervenors (“MI”), and Small Customer Marketer Coalition (“SCMC”) (collectively referred to herein as the “Signatory Parties”), and provides a proposed regulatory regime for the gas business of Orange and Rockland.

1.	Introduction

The Proposal represents a settled disposition of the Company’s rate case filing. It prescribes agreed-upon rate levels and addresses operational and accounting matters for the term of the Proposal, as well as various other rate design and revenue allocation issues. The Proposal is designed to ensure the continued reliability, safety, and security of the Company’s gas system, as well as to enhance competition in the Company’s service territory.

Among other things, the Proposal reflects a revenue requirement based on the adoption of the gas sales and revenue forecast agreed to by the Signatory Parties, updates to the non-firm revenue imputation, implementation of a gas economic development program, and continuation of a low-income program.

Exhibit 1

The Proposal provides for explicit revenue adjustments to Orange and Rockland related to leak management, damage prevention, main replacement, emergency gas odor response, customer service, and customer understanding of retail choice.

2.	Procedural Background

On November 28, 2005, Orange and Rockland filed with the New York State Public Service Commission (“Commission”) revised gas tariff leaves reflecting a gas rate increase of $23.7 million, which represents a 4.7% increase to firm full service gas customers and firm transportation customers (including gas supply costs) (“Initial Rate Filing”). Orange and Rockland’s filed case also included a three-year rate plan, seeking additional rate increases of $2.1 million and $1.8 million, for the second and third years, respectively.

On February 15, 2006, the Company filed various updates and corrections to its Initial Rate Filing (“Update Filing”), which lowered the requested first year rate increase to $20.6 million.

On March 30, 2006, Staff filed its direct case, in which it recommended that the Company’s base rates be increased by $6.09 million. The Consumer Protection Board (“CPB”) and MI also filed direct testimony on March 30, 2006. The Company filed rebuttal testimony on April 17, 2006. In its rebuttal testimony, as a result of a reduction to expected sales revenue due to customers’ response to higher prices during the winter of 2005/2006, as well as other adjustments, the Company increased the requested first year rate increase to $22.4 million.

In accordance with the Commission’s rules, the Company notified all parties to this proceeding of the pendency of settlement negotiations, prior to the commencement of negotiations, by e-mail and letter dated April 20, 2006. Notice of the impending negotiations was duly filed with the Secretary of the Commission by letter dated April 20, 2006.

Exhibit 1

Negotiations among the parties commenced on May 1, 2006. Additional settlement conferences were held on May 5, May 8, May 12 and May 15-16. Orange and Rockland, Staff, CPB, MI, and Small Customer Marketer Coalition participated in the settlement conferences, which were held in person or via teleconference.

The Signatory Parties have reached agreement on the following terms of the Proposal, which they believe will further the objective of giving fair consideration to the interests of customers and shareholders alike, in assuring the provision of safe and adequate service at just and reasonable rates.

3.	Rate Plan

The Proposal covers the three-year period November 1, 2006 to October 31, 2009. The first Rate Year covers the twelve-month period ending October 31, 2007 (“First Rate Year” or “RY1”), the second Rate Year covers the twelve-month period ending October 31, 2008 (“Second Rate Year” or “RY2”), and the third Rate Year covers the twelve-month period ending October 31, 2009 (“Third Rate Year” or “RY3”). Appendix A sets forth a summary of the Company’s revenue requirements. The Proposal allows Orange and Rockland the following base rate revenue increases, prior to unbundling, absent the preferred phase-in alternative set forth immediately below:

First Rate Year	$12.0 million

Second Rate Year	$0.7 million

Third Rate Year	$1.1 million

The Proposal provides for the phasing in of the RY1 rate increase as follows:

First Rate Year	$6.5 million

Second Rate Year	$6.5 million

Exhibit 1

Third Rate Year $1.8 million (in addition to a one-time collection of $4.5 million through the Monthly Gas Adjustment (“MGA”) as discussed below)

The increases to be implemented and maintained in each Rate Year (i.e., permanently and cumulatively) under the recommended phase-in alternative reflect, in part, the application of appropriate carrying charges at the Other Customer Capital rate on revenues that would have been collected absent the phase-in of the RY1 rate increase. The proposed increases will be implemented on or before the first day of each Rate Year.

The Signatory Parties recognize that phasing in the RY1 increase over three years would produce higher base revenues for the Company at the end of RY3 than if the revenues were not phased in. The Signatory Parties also recognize that the Company will have approximately $1 million of net credits that will be fully amortized by the end of RY3. In order to provide that revenues at the end of RY3 are not higher than they would have been if the rate increase were not phased in, and to account for these expiring credits, $1.8 million of the RY3 phased in rate increase will be included in base rates and $4.5 million of the RY3 increase will be collected via a temporary surcharge through the MGA. This MGA surcharge will expire at the end of RY3.

The Company will establish a regulatory asset in RY1 and accrue revenues of $5.5 million, plus interest at the unadjusted customer deposit rate. The accrued revenues will be reversed in RY2 & RY3 as collected. The accrued interest for the period of the rate plan was estimated to be $0.3 million and is included in the RY3 base rate increase of $1.8 million.

Except as provided pursuant to Section 24 of the Proposal, Orange and Rockland will not file for a base rate increase to become effective prior to November 1, 2009.

Appendix A

Orange and Rockland Utilities, Inc.

Case 05-G-1494

Gas Revenue Requirement

For The Twelve Months Ending October 31, 2007

$ 000’s

	Rate Year Forecast	Rate Change	Rate Year With Rate Change

Operating Revenues
Sales to Public	$272 722	$11 981	$284,703
Sales for Resale	2,413	—	2,413

Delivery Revenues	275,135	11,981	287,116
Other Revenues	2,433	—	2,433

Net Revenues	277,568	11,981	289,549

Operating Expense
Purchased Gas	189,150	—	189,150
Deferred Purchased Gas	1,369	—	1,369
Operations & Maintenance Expenses	50,764	42	50,806
Depreciation & Amortization	10,138	—	10,138
Taxes Other Than Income Taxes	12,073	107	12,180

Total Deductions	263,494	149	263,643

Operating Income Before Income Taxes	14,074	11,832	25,906

New York State Income Taxes	452	887	1,339
Federal Income Tax	1,969	3,831	5,800

Utility Operating Income	$11,653	$7,114	$18,767

Rate Base	$234,839		$234,839

Rate of Return	4.96%		7.99%

Appendix A

Orange and Rockland Utilities, Inc.

Case 05-G-1494

Average Gas Rate Base

For The Twelve Months Ending October 31, 2007

$ 000’s

Utility plant:
Average Book Cost of Gas Plant In Service	$389,877
Average Book Cost of Gas Plant Held for Future Use	22
Average Book Cost of Common Plant (Gas Allocation)	36,403
Non-Interest Bearing CWIP	3,782

Total Utility Plant		$430.084

Utility plant:
Average Accumulated Depreciation (Gas & FU Plant)	(125,103)
Average Accumulated Depreciation (Common Plant allocated to Gas)	(19,501)

Total Utility Reserves		(144,604)

Net utility plant		285.480

Rate base additions:
Working Capital	11,384
MTA Surtax—Net of Income Taxes	84

Rate base additions		11,468

Rate base deductions:
Excess Rate Base Over Capitalization	(10,971)
Accrued Pension / OPEB Liability	(1,804)
Customer Advances for Construction	(33)

Rate base deductions		(12,808)

Regulatory assets & liabilities (net of income taxes):
Refund over 3-years Demand Side Management Collections	(111)
Refund over 3-years Research & Development Collections	(16)
Recovery over 3-years Deferred Rate Case Expenditures	28
Recovery over 3-years Deferred Low Income Program Costs	56
Recovery over 5-years Deferred Environmental Expenses	2,985

Regulatory deferrals		2,942

Accumulated deferred income taxes
ADR / ACRS / MACRS Deductions	(41.375)
Change of Accounting Section 263 A	(8,807)
Deferred S.I.T.	(1,913)
Deferred F.I.T. on S.I.T.	687
Deferred Investment Tax Credits	(835)

Accumulated deferred income taxes		(52,243)

Total Rate Base		$234,839

Appendix A

Orange and Rockland Utilities, Inc.

Gas Case 05-G-1494

Capital Structure & Cost of Money

For the Twelve Months Ending October 31, 2007

	Capital Structure %	Cost Rate%	Cost of Capital %	Pre Tax Cost %
Long term debt	49.06%	6.46%	3.17%	3.17%

Preferred Stock	1.39%	5.43%	0.07%	0.12%

Customer deposits	1.55%	3.00%	0.05%	0.05%

Preferred Stock & Debt	52.00%		3.29%	3.34%

Common Equity	48.00%	9.80%	4.70%	7.82%

Total	100.00%		7.99%	11.16%

Appendix A

Orange and Rockland Utilities, Inc.

Case 05-G-1494

Gas Revenue Requirement

For The Twelve Months Ending October 31, 2008

$ 000’s

	Rate Year 1 With Rate Change	Rate Year 2 Revenue, Expense & Rate Base Changes	Rate Change	Rate Year 2 With Rate Change
Operating Revenues
Sales to Public	$284,703	$1,073	$741	$286,517
Sales for Resale	2,413	—	—	2,413

Delivery Revenues	287,116	1,073	741	288,930
Other Revenues	2,433	—	—	2,433

Net Revenues	289,549	1,073	741	291,363

Operating Expense
Purchased Gas	189,150	—	—	189,150
Deferred Purchased Gas	1,369	—	—	1,369
Operations & Maintenance Expenses	50,806	352	3	51,161
Depreciation & Amortization	10,138	536	—	10,674
Taxes Other Than Income Taxes	12,180	138	7	12,325

Total Deductions	263,643	1,026	10	264,679

Operating Income Before Income Taxes	25,906	47	731	26,684

New York State Income Taxes	1,339	(13)	55	1,381
Federal Income Tax	5,800	(58)	237	5,979

Utility Operating Income	$18,767	$118	$439	$19,324

Rate Base	234,839	$6,993		$241,832

Rate of Return	7.99%	1.69%		7.99%

Appendix A

Orange and Rockland Utilities, Inc.

Case 05-G-1494

Gas Revenue Requirement

For The Twelve Months Ending October 31, 2009

$ 000’s

	Rate Year 2 With Rate Change	Rate Year 3 Revenue, Expense & Rate Base Changes	Rate Change	Rate Year 3 With Rate Change
Operating Revenues
Sales to Public	$286,517	$1,176	$1,069	$288,762
Sales for Resale	2,413	—	—	2,413

Delivery Revenues	288,930	1,176	1.069	291,175
Other Revenues	2,433	—	—	2,433

Net Revenues	291,363	1,176	1,069	293,608

Operating Expense
Purchased Gas	189,150	—	—	189,150
Deferred Purchased Gas	1,369	—	—	1,369
Operations & Maintenance Expenses	51,161	442	4	51,607
Depreciation & Amortization	10,674	656	—	11,330
Taxes Other Than Income Taxes	12,325	140	10	12,475

Total Deductions	264,679	1,238	14	265,931

Operating Income Before Income Taxes	26,684	(62)	1,055	27,677

New York State Income Taxes	1,381	(26)	79	1,434
Federal Income Tax	5,979	(113)	342	6,208

Utility Operating Income	$19,324	$77	$634	$20,035

Rate Base	$241,832	$8,894		$250,726

Rate of Return	7.99%	0.87%		7.99%